Suite 1440 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver Provides Update on the Dolores Mine

Vancouver, B.C. - June 4, 2018 - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAAS) (the “Company”) today announces that the security situation on the access roads to the Dolores mine has improved following increased patrol and enforcement by the Mexican authorities. As a result, road transport of diesel fuel, cement and other supplies to the mine has now resumed. The Company will increase the use of its private, secured airstrip to transport people to and from the mine site until the situation normalizes.

Due to the suspension of personnel transport on the access roads and reduced staffing levels, in late May the Company curtailed certain activities, including underground and open pit mining and leach pad expansion. Production of silver and gold continues at normal rates due to the large reserve of high and low grade ore stockpiles, which are feeding the pulp agglomeration plant and partial operation of the crushing plant. The heap leaching and Merrill Crowe circuits continue to operate normally. At this time, the Company does not expect a material impact to its annual production guidance for 2018.

"We would like to express our gratitude to the Federal and Chihuahua State authorities in Mexico for their support and rapid deployment of resources to secure the access roads to our Dolores mine, and we will continue to work closely with them as we move forward," said Michael Steinmann, President and Chief Executive Officer of the Company.

About Pan American Silver
Pan American Silver Corp. is the world’s second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large silver reserves and growing production. We own and operate six mines in Mexico, Peru, Argentina and Bolivia. We maintain a strong balance sheet, have an established management team with proven operating expertise, and are committed to responsible development. Founded in 1994, Pan American Silver Corp. is headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, the ability of the Company to continue its normal operations at the Dolores mine. These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and

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the Company has made assumptions and estimates based on or related to many of these factors. Certain of these factors are identified under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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